UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MOLECULAR DEVICES CORPORATION

(Name Of Subject Company (Issuer))

MDS INC.

MONUMENT ACQUISITION CORP.

(Names of Filing Persons (Offerors))

COMMON SHARES, $.001 PAR VALUE

(Title of Class of Securities)

60851C107

(CUSIP Number of Class of Securities)

Kenneth L. Horton

Executive Vice President

Corporate Development and General Counsel

MDS Inc.

2700 Matheson Blvd. East, West Tower

Mississauga, Ontario, Canada L4W 4V9

(416) 213-4255

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Joel F. Freedman, Esq.

William M. Shields, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

MDS Inc. filed the attached Material Change Report on Form 6-K with the SEC on January 29, 2007.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January 29, 2007

Commission File Number: 01-15016

MDS INC.

(Translation of registrant’s name into English)

2700 Matheson Blvd. East, Suite 300, West Tower

Mississauga, Ontario Canada L4W 4V9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDS INC.

Date: January 29, 2007	By:	/s/ Peter E. Brent

Peter E. Brent
Title: Senior Vice-President, Legal and Corporate Secretary

Documents Included as Part of this report:

No.	Document

1.	MDS Inc. - Material Change Report dated January 29, 2007

2.	MDS Inc. - Agreement and Plan of Merger dated January 28, 2007 - Molecular Devices

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1—Name and Address of Company:

MDS Inc. (“MDS” or the “Company”)

2700 Matheson Blvd. East, Suite 300, West Tower

Mississauga, Ontario L4W 4V9

Item 2—Date of Material Change:

January 29, 2007

Item 3—News Release:

A news release was issued by the Company and disseminated via Canada NewsWire prior to the opening of trading on the Toronto Stock Exchange and the New York Stock Exchange on January 29, 2007.

Item 4—Summary of Material Change:

On January 28, 2007, MDS, Monument Acquisition Corp., a Delaware corporation, and an indirect wholly-owned subsidiary of MDS and direct wholly-owned subsidiary of MDS (US) Inc., a Delaware corporation (“Purchaser”), and Molecular Devices Corporation, a Delaware corporation (“Molecular Devices”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value US$0.001 per share, of Molecular Devices at a price of US$35.50 per share, net to the holder thereof in cash (the “Offer Price”). Pursuant to the Merger Agreement, as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Molecular Devices (the “Merger”) and Molecular Devices will become an indirect wholly-owned subsidiary of MDS. In the Merger, the shares of Molecular Devices common stock remaining outstanding following the consummation of the Offer, other than shares held by MDS or Purchaser or by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the Offer Price.

Item 5—Full Description of Material Change:

On January 28, 2007, MDS, Purchaser and Molecular Devices entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence the Offer for the Offer Price. Pursuant to the Merger Agreement, as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Molecular Devices and Molecular Devices will become an indirect wholly-owned subsidiary of MDS. In the Merger, the shares of Molecular Devices common stock remaining outstanding following the consummation of the Offer, other than shares held by MDS or Purchaser or by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the Offer Price.

The obligation of Purchaser to accept for payment and pay for the shares tendered in the Offer is subject to the satisfaction or waiver a number of closing conditions set forth in the Merger Agreement, including among others, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. In addition, it is also a condition to Purchaser’s obligation to accept for payment and pay for the shares tendered in the Offer that at least a majority of the then-outstanding shares of Molecular Devices common stock (determined on a fully diluted basis including any unvested stock options that would vest by their terms on or before June 30, 2007, but disregarding any other unvested stock options) shall have been validly tendered in accordance with the terms of the Offer and not validly withdrawn (the “Minimum Condition”). The Minimum Condition may not be waived by Purchaser without the prior written consent of Molecular Devices.

The closing of the Merger is subject to customary closing conditions, and, depending on the number of shares held by MDS and Purchaser after Purchaser’s acceptance of the shares properly tendered in connection with the Offer, approval of the Merger by the holders of the outstanding shares of Molecular Devices common stock remaining after the completion of the Offer may be required.

Molecular Devices has agreed to operate its business in the ordinary course until the Merger is consummated. Molecular Devices has also agreed not to solicit or engage in discussions with third parties regarding other proposals to acquire Molecular Devices, subject to specified exceptions. The Merger Agreement also includes termination provisions for both MDS and Molecular Devices. In connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the board’s recommendation of the transaction to Molecular Devices’ stockholders, Molecular Devices may be required to pay MDS a termination fee of US$23.0 million, and if the Minimum Condition is not met, Molecular Devices may be required to reimburse MDS transaction expenses up to US$3.5 million, each subject to specified limitations.

A copy of the Merger Agreement will be filed on SEDAR and EDGAR. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

The Merger Agreement has been filed to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about MDS or Molecular Devices. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in such representations and warranties related to Molecular Devices are qualified by information contained in the confidential disclosure schedule that Molecular Devices delivered in connection with signing the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances related to Molecular Devices, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Molecular Devices’ public disclosures.

Item 6—Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7—Omitted Information:

Not applicable.

Item 8—Executive Officer:

The executive officer of MDS Inc. who is knowledgeable about this material change and this material change report is Ken Horton, Executive Vice-President, Corporate Development and General Counsel, MDS at (416) 213-4255.

Item 9—Date of Report:

January 29, 2007

Additional Information About the Proposed Transaction and Where To Find It

The tender offer for the outstanding common stock of Molecular Devices referred to in this report has not yet commenced. This report is neither an offer to purchase nor a solicitation of an offer to sell shares of Molecular Devices. Stockholders of Molecular Devices are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, MDS will file tender offer materials with the U.S. Securities and Exchange Commission, and Molecular Devices will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Molecular Devices at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) MDS by mailing requests for such materials to: MDS Inc., 2700 Matheson Blvd. East, Suite 300, West Tower, Mississauga, Ontario L4W 4V9, Attention: Corporate Secretary and (ii) Molecular Devices by mailing requests for such materials to: Investor Relations, Molecular Devices Corporation, 1311 Orleans Drive, Sunnyvale, California 94089.

AGREEMENT AND PLAN OF MERGER

by and among:

MDS Inc.,

a company organized under the laws of Canada;

Monument Acquisition Corp.,

a Delaware corporation; and

Molecular Devices Corporation,

a Delaware corporation

Dated as of January 28, 2007

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of January 28, 2007, by and among: MDS Inc., a company organized under the laws of Canada (“Parent”); Monument Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent and direct wholly owned subsidiary of MDS (US) Inc., a Delaware corporation (“Acquisition Sub”); and Molecular Devices Corporation, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A. Parent, Acquisition Sub and the Company have determined that it is in the best interests of their respective stockholders for the Company to be acquired upon the terms and subject to the conditions set forth in this Agreement.

B. In furtherance of the contemplated acquisition of the Company, it is proposed that Acquisition Sub make a tender offer to acquire all of the issued and outstanding Company Shares upon the terms and subject to the conditions set forth in this Agreement. (Such tender offer, as it may be amended from time to time, is referred to in this Agreement as the “Offer.”)

C. Each Company Share accepted for payment pursuant to the Offer will be exchanged for $35.50 (the “Per Share Amount”), net to the seller in cash.

D. It is further proposed that, after acquiring Company Shares pursuant to the Offer, Acquisition Sub merge with and into the Company upon the terms and subject to the conditions set forth in this Agreement (the merger of Acquisition Sub into the Company being referred to in this Agreement as the “Merger”), which will result in the Company becoming a wholly owned subsidiary of MDS (US) Inc.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. The Offer

1.1 Tender Offer.

(a) Unless this Agreement shall have previously been validly terminated in accordance with Section 7, as promptly as practicable, but in any event within fifteen business days, after the date of this Agreement, Acquisition Sub shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer for all of the outstanding Company Shares (including any Company Shares subject to repurchase rights in favor of the Company) at a price per Company Share equal to the Per Share Amount. (The date on which Acquisition Sub commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date.”)

(b) Unless the Offer is extended in accordance with Section 1.1(d), within one business day after the later of: (i) the earliest date as of which Acquisition Sub is permitted under applicable law to accept for payment Company Shares tendered pursuant to the Offer; and (ii) the earliest date as of which each of the conditions set forth in Annex I (the “Offer Conditions”) shall have been satisfied or waived, Acquisition Sub shall (and Parent shall cause Acquisition Sub to) accept for payment all Company Shares validly tendered pursuant to the Offer (and not validly withdrawn). The obligation of Acquisition Sub to accept for payment Company Shares validly tendered pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the Offer Conditions (and shall not be subject to any other conditions). As promptly as possible after the acceptance for payment of any Company Shares tendered pursuant to the Offer, Acquisition Sub shall pay for such Company Shares. Acquisition Sub shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Shares tendering Company Shares to Acquisition Sub pursuant to the Offer such amounts as Acquisition Sub is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent amounts are so withheld and paid over to the appropriate taxing authority by Acquisition Sub, such withheld amounts shall be treated for all purposes as having been paid to the holder of Company Shares in respect of which such deduction and withholding was made by Acquisition Sub.

(c) Acquisition Sub expressly reserves the right to waive any of the Offer Conditions without the prior written consent of the Company. Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Acquisition Sub shall (without the prior written consent of the Company):

(i)	change or waive the Minimum Condition (as defined in Annex I);

(ii) decrease the number of Company Shares sought to be purchased by Acquisition Sub in the Offer;

(iii) reduce the price per share to be paid pursuant to the Offer;

(iv) extend or otherwise change the expiration date of the Offer (except to the extent required or permitted pursuant to Section 1.1(d));

(v)	change the form of consideration payable in the Offer;

(vi) amend or modify any of the Offer Conditions in any manner adversely affecting, or that could reasonably be expected to have an adverse effect on, any of the holders of Company Shares or impose any condition to the Offer in addition to the Offer Conditions; or

(vii) amend, modify or supplement any of the terms of the Offer in any manner adversely affecting, or that could reasonably be expected to have an adverse effect on, any of the holders of Company Shares.

(d) Unless extended as provided in this Agreement, the Offer shall expire on the date (the “Initial Expiration Date”) that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) after the Offer Commencement Date. Notwithstanding the foregoing, if, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, then: (i) Acquisition Sub may extend (and re-extend) the Offer and its expiration date beyond the Initial Expiration Date or such other date for one or more periods ending no later than June 30, 2007, to permit such Offer Condition to be satisfied; and (ii) to the extent requested by the Company from time to time, Acquisition Sub shall extend (and re-extend) the Offer and its expiration date beyond the Initial Expiration Date or such other date for one or more periods ending no later than June 30, 2007, to permit such Offer Condition to be satisfied. The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Agreement), unless this Agreement is validly terminated in accordance with Section 7.

(e) Acquisition Sub may, in its discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act following the Acceptance Time (as defined in Section 1.4(a)).

1.2 Actions of Parent and Acquisition Sub.

(a) On the Offer Commencement Date, Parent and Acquisition Sub shall: (i) cause to be filed with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which will contain or incorporate by reference Acquisition Sub’s offer to purchase and related letter of transmittal (the form of such letter of transmittal shall be subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed) and the related form of summary advertisement (such Tender Offer Statement on Schedule TO and all exhibits, amendments and supplements thereto being referred to collectively in this Agreement as the “Offer Documents”); and (ii) cause the Offer Documents to be disseminated to holders of Company Shares to the extent required by applicable Legal Requirements. The Company shall promptly furnish to Parent all information concerning the Company that may be reasonably requested by Parent in connection with any action contemplated by this Section 1.2(a). Parent and Acquisition Sub shall cause the Offer Documents to comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any amendment or supplement thereto) prior to the filing thereof with the SEC or the dissemination thereof to the Company’s stockholders, and Parent and Acquisition Sub will give reasonable good faith consideration to any such comments. Parent and Acquisition Sub shall promptly provide the Company and its counsel with a copy or a description of any comments received by Parent or Acquisition Sub (or by counsel to Parent or Acquisition Sub) from the SEC or its staff with respect to the Offer Documents. Each of Parent and Acquisition Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(b) To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder: (i) each of Parent, Acquisition Sub and the Company shall correct promptly any information provided by it for use in the Offer Documents if such information shall have become false or misleading in any material respect; and (ii) each of Parent and Acquisition Sub shall take all steps necessary to promptly cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of Company Shares. The Company shall promptly furnish to Parent all information concerning the Company that may be reasonably requested by Parent in connection with any action contemplated by this Section 1.2(b).

(c) Without limiting the generality of Section 8.11, Parent shall cause to be provided to Acquisition Sub all of the funds necessary to purchase any Company Shares that Acquisition Sub becomes obligated to purchase pursuant to the Offer, and shall cause Acquisition Sub to perform, on a timely basis, all of Acquisition Sub’s obligations under this Agreement.

1.3 Actions of the Company.

(a) On or as promptly as practicable after the Offer Commencement Date, the Company shall file with the SEC and (following or contemporaneously with the initial dissemination of the Offer Documents to holders of Company Shares) disseminate to holders of Company Shares a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 1.3(b), shall contain the recommendation of the Company’s Board of Directors that stockholders of the Company accept the Offer and tender their Company Shares pursuant to the Offer and adopt this Agreement (the “Company Board Recommendation”). The Company shall cause the Schedule 14D-9 to comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any amendment or supplement thereto) prior to the filing thereof with the SEC or dissemination thereof to the Company’s stockholders, and the Company will give reasonable good faith consideration to any such comments. The Company shall promptly provide Parent and its counsel with a copy or a description of any comments received by the Company (or its counsel) from the SEC or its staff with respect to the Schedule 14D-9, and the Company shall respond promptly to any such comments. To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder: (i) each of Parent, Acquisition Sub and the Company shall promptly correct any information provided by it for use in the Schedule 14D-9 if that such information shall have become false or misleading in any material respect; and (ii) the Company shall take all steps necessary to cause the Schedule 14D-9, as supplemented or amended to correct such information, to be filed with the SEC. Parent and Acquisition Sub shall promptly furnish to the Company all information concerning Parent or Acquisition Sub that may be reasonably requested in connection with any action contemplated by this Section 1.3(a). To the extent reasonably practicable, the Company, Parent and Acquisition Sub shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company’s stockholders together with the Offer Documents disseminated to the Company’s stockholders.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Company’s Board of Directors may withdraw, modify, amend or qualify the Company Board Recommendation if it determines in good faith (after consultation with counsel) that failure to do so would create a material risk of a breach by the Company’s Board of Directors of its fiduciary duties to the Company’s stockholders.

(c) In connection with the Offer, the Company shall instruct its transfer agent to furnish to Acquisition Sub a list, as of a recent date, of the record holders of Company Shares and their addresses, as well as mailing labels containing such names and addresses. The Company will furnish Acquisition Sub with such additional information (including any security position listings in the Company’s possession) and assistance as Acquisition Sub may reasonably request for purposes of communicating the Offer to the holders of Company Shares. All information furnished in accordance with this Section 1.3(c) shall be held in confidence by Parent and Acquisition Sub in accordance with the requirements of the letter agreement, dated November 22, 2006, between Parent and the Company (the “Confidentiality Agreement”), and shall be used by Parent and Acquisition Sub only in connection with the communication of the Offer and the dissemination of any proxy or information statement relating to the Merger to the holders of Company Shares.

1.4 Board of Directors.

(a) If requested by Parent, following the first time at which Acquisition Sub accepts for payment any Company Shares tendered pursuant to the Offer (the “Acceptance Time”), the Company will, subject to compliance with applicable Legal Requirements, use reasonable efforts to take all actions necessary to cause persons designated by Parent to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Company’s Board of Directors; by (ii) the percentage that the number of Company Shares purchased by Acquisition Sub pursuant to the Offer bears to the total number of Company Shares outstanding at the Acceptance Time; provided, however, that in no event shall Parent be entitled to designate any directors to serve on the Company’s Board of Directors unless it is the beneficial owner of Company Shares entitling it to exercise at least a majority of the voting power of the outstanding Company Shares. The Company will use its reasonable efforts to secure the resignation of directors or to increase the size of the Company’s Board of Directors (or both) to the extent necessary to permit Parent’s designees to be elected to the Company’s Board of Directors in accordance with this Section 1.4(a); provided, however, that prior to the Effective Time, the Company’s Board of Directors shall always have at least two Continuing Directors.

(b) The Company’s obligation to cause Parent’s designees to be elected or appointed to the Company’s Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require in order to fulfill its obligations under this Section 1.4, so long as Parent shall have provided to the Company all information with respect to Parent and its designees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Parent shall promptly supply to the Company in writing, and shall be solely responsible for, all such information.

1.5 Actions by Directors. Following the election or appointment of Parent’s designees to the Company’s Board of Directors pursuant to Section 1.4(a), and until the Effective Time, the approval of the Company’s Board of Directors, including the approval of a majority of the Continuing Directors, shall be required to authorize: (i) any amendment to or termination of this Agreement by the Company; (ii) any amendment to the Company’s certificate of incorporation or bylaws; (iii) any extension of time for the performance of any of the obligations or other acts of Parent or Acquisition Sub; (iv) any waiver of compliance with any covenant of Parent or Acquisition Sub or any condition to any obligation of the Company or any waiver of any right of the Company under this Agreement; (v) any withdrawal, modification, amendment or qualification by the Company’s Board of Directors of the Company Board Recommendation; and (vi) any other consent or action by the Company’s Board of Directors with respect to this Agreement, other than with respect to Section 1.6, or the Merger that adversely affects or could reasonably be expected to adversely affect any of the holders of Company Shares.

1.6 Top-Up Option.

(a) The Company hereby irrevocably grants to Acquisition Sub an option (the “Top-Up Option”), exercisable subject to and upon the terms and conditions set forth in this Section 1.6, to purchase that number of Company Shares (the “Top-Up Option Company Shares”) equal to the lesser of: (i) the number of Company Shares that, when added to the number of Company Shares directly or indirectly owned by Parent or Acquisition Sub at the time of such exercise, shall constitute one share more than 90% of the Company Shares taking into account the issuance of the Top-Up Option Company Shares) and (ii) the number of Company Shares that is one (1) share less than 20% of the Company Shares issued and outstanding as of the date of this Agreement, at a price per share equal to the Per Share Amount; provided that in no event shall the Top-Up Option be exercisable for a number of Company Shares in excess of the Company’s then authorized and unissued Company Shares (giving effect to Company Shares reserved for issuance under the Company Option Plans as if such shares were outstanding).

(b) Provided that no Legal Requirement shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Company Shares in respect thereof, Acquisition Sub may exercise the Top-Up Option, in whole but not in part, at any one time after the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 7.

(c) In the event that Acquisition Sub wishes to exercise the Top-Up Option, Parent shall send to the Company a written notice (a “Top-Up Exercise Notice,” the date of which notice is referred to herein as the “Top-Up Notice Date”) specifying the number of Top-Up Option Company Shares, the aggregate purchase price therefore and the place, time and date for the closing of the purchase and sale pursuant to the Top-Up Option (the “Top-Up Closing”). At the Top-Up Closing, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, pay the Company the aggregate purchase price required to be paid for the Top-Up Option Company Shares either in cash or with a promissory note having a principal amount equal to such purchase price or any combination thereof.

(d) Parent and Acquisition Sub acknowledge that the Company Shares that Acquisition Sub may acquire upon exercise of the Top-Up Option will not be registered under the 1933 Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Acquisition Sub hereby represents and warrants to the Company that Acquisition Sub is, and will be, upon the purchase of the Top-Up Option Company Shares, an “accredited investor”, as defined in Rule 501 of Regulation D under the 1933 Act. Acquisition Sub agrees that the Top-Up Option and the Top-Up Option Company Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Acquisition Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the 1933 Act).

Section 2. The Merger; Effective Time

2.1 Merger of Acquisition Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time (as defined in Section 2.3), Acquisition Sub shall be merged with and into the Company, and the separate existence of Acquisition Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Section 6, the parties hereto shall cause a properly executed certificate of merger conforming to the requirements of the DGCL (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to in this Agreement as the “Effective Time”). At 10:00 a.m. (Pacific time) on the date on which the Certificate of Merger is to be so filed, a closing shall be held at the offices of Cooley Godward Kronish llp, 3175 Hanover Street, Palo Alto, California (or such other place or time as Parent and the Company may jointly designate) for the purpose of confirming the satisfaction or waiver of each of the conditions set forth in Section 6.

2.4 Certificate of Incorporation and Bylaws; Directors. Unless otherwise jointly determined by Parent and the Company prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(b) subject to Section 5.10(a), the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Acquisition Sub as in effect immediately prior to the Effective Time; and

(c) the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Acquisition Sub immediately prior to the Effective Time.

2.5 Conversion of Company Shares. Subject to Section 2.8, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, the Company or any stockholder of the Company:

(a) any Company Shares then held by the Company (or held in the Company’s treasury) shall cease to exist, and no consideration shall be paid in exchange therefor;

(b) any Company Shares then held by Parent, Acquisition Sub or any other wholly owned Subsidiary of Parent shall cease to exist, and no consideration shall be paid in exchange therefor;

(c) except as provided in clauses “(a)” and “(b)” above, each Company Share then outstanding (including any outstanding Company Shares subject to any repurchase rights in favor of the Company, but excluding any Appraisal Shares (as defined in Section 2.8(c)), shall be converted into the right to receive the Per Share Amount in cash or such greater cash amount as may have been paid for any Company Shares pursuant to the Offer without interest; and

(d) each share of common stock, par value $0.001 per share, of Acquisition Sub then outstanding shall be converted into one share of the common stock of the Surviving Corporation.

If, between the date of this Agreement and the Effective Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Per Share Amount shall be adjusted to the extent appropriate.

2.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Shares outstanding immediately prior to the Effective Time shall cease to exist as provided in Section 2.5 and all holders of certificates representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such Company Shares (a “Company Stock Certificate”) is presented to the Paying Agent (as defined in Section 2.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.7.

2.7 Payment for Company Shares.

(a) Prior to the Effective Time: (i) Parent (after consultation with and approval of the Company) shall select a reputable bank or trust company to act as paying agent with respect to the Merger (the “Paying Agent”); and (ii) Parent shall cause Acquisition Sub to make available to the Paying Agent cash amounts sufficient to enable the Paying Agent to make payments pursuant to Section 2.5 to holders of Company Shares outstanding immediately prior to the Effective Time.

(b) Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, immediately prior to the Effective Time, a holder of record of Company Shares described in Section 2.5(c) a form of letter of transmittal (mutually approved by Parent and the Company) and instructions for use in effecting the surrender of Company Stock Certificates representing such Company Shares in exchange for payment therefor. Parent shall ensure that, upon surrender to the Paying Agent of each such Company Stock Certificate, together with a properly executed letter of transmittal, the holder of such Company Stock Certificate (or, under the circumstances described in Section 2.7(e), the transferee of the Company Shares represented by such Company Stock Certificate) shall promptly receive in exchange therefor the amount of cash to which such holder (or transferee) is entitled pursuant to Section 2.5(c); provided, however, that Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Shares surrendering Company Shares to the Paying Agent such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes as having been paid to the holder of Company Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

(c) On or after the first anniversary of the Effective Time, the Surviving Corporation shall be entitled to cause the Paying Agent to deliver to the Surviving Corporation any funds made available to the Paying Agent pursuant to Section 2.7(a)(ii) hereof which have not been disbursed to holders of Company Stock Certificates, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation with respect to the cash amounts payable upon surrender of their Company Stock Certificates. Neither the Paying Agent nor the Surviving Corporation shall be liable to any holder of a Company Stock Certificate for any amount properly paid to a public official pursuant to any applicable abandoned property or escheat law.

(d) If any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit reasonably acceptable to Parent of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed, and, if required by the Surviving Corporation, the posting by such Person of such bond or surety as is customary and reasonable as indemnity against any claim that may be made against the Surviving Corporation with respect to such Company Stock Certificate, Parent shall cause the Paying Agent to pay in exchange for such lost, stolen or destroyed Company Stock Certificate the cash amount payable in respect thereof pursuant to this Agreement.

(e) In the event of a transfer of ownership of Company Shares which is not registered in the transfer records of the Company, payment may be made with respect to such Company Shares to a transferee of such Company Shares if the Company Stock Certificate representing such Company Shares is presented to the Paying Agent, accompanied by all documents reasonably required by the Paying Agent to evidence and effect such transfer and to evidence that any applicable stock transfer taxes relating to such transfer have been paid.

(f) The Surviving Corporation shall bear and pay all charges and expenses, including those of the Paying Agent, incurred in connection with the payment for Company Shares.

2.8 Appraisal Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, any Company Shares that constitute Appraisal Shares (as defined in Section 2.8(c)) shall not be converted into or represent the right to receive payment in accordance with Section 2.5, and each holder of Appraisal Shares shall be entitled only to such rights with respect to such Appraisal Shares as may be granted to such holder pursuant to Section 262 of the DGCL. From and after the Effective Time, a holder of Appraisal Shares shall not have and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. If any holder of Appraisal Shares shall fail to perfect or shall otherwise lose such holder’s right of appraisal under Section 262 of the DGCL, then: (i) any right of such holder to require the Surviving Corporation to purchase such Appraisal Shares for cash shall be extinguished; and (ii) such Appraisal Shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the Company Stock Certificate(s) representing such Appraisal Shares) payment for such Appraisal Shares in accordance with Section 2.5.

(b) The Company: (i) shall give Parent written notice of any demand by any stockholder of the Company for appraisal of such stockholder’s Company Shares pursuant to Section 262 of the DGCL; and (ii) shall give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demand. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

(c) For purposes of this Agreement, “Appraisal Shares” shall refer to any Company Shares outstanding immediately prior to the Effective Time that are held by stockholders who have preserved their appraisal rights under Section 262 of the DGCL with respect to such Company Shares.

2.9 Further Action. If, at any time after the Effective Time, any further action is necessary to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation and Parent shall (in the name of Acquisition Sub, in the name of the Company or otherwise) take such action.

Section 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Acquisition Sub that, except as set forth in the disclosure schedule delivered to Parent on the date of this Agreement (the “Company Disclosure Schedule”):

3.1 Due Organization and Good Standing; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is incorporated) in good standing under the laws of the jurisdiction in which it is incorporated, and has all requisite corporate power and authority necessary to carry on its business as it is now being conducted. The Company and each of its Subsidiaries is duly qualified to do business and is in good standing in each state in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, does not constitute a Company Material Adverse Effect.

(b) Part 3.1 of the Company Disclosure Schedule lists all Subsidiaries of the Company, together with the jurisdiction of organization of each such Subsidiary. All the outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all liens, pledges or encumbrances, except for Permitted Encumbrances.

(c) Other than equity interests in the Subsidiaries held by the Company or any of its Subsidiaries, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of or other voting securities or ownership interests in any Subsidiary of the Company, (ii) options, warrants or other rights or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations or commitments of the Company or any of its Subsidiaries to issue, any capital stock of or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock of or other voting securities or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights to acquire any capital stock or other voting securities or ownership interests in any Subsidiary of the Company. Except for securities or interests classified as marketable securities or short-term investments under GAAP, as of the date hereof, neither the Company nor any of its Subsidiaries owns any capital stock or other equity interest in, or any interest convertible, exchangeable or excisable for, any such capital stock or other equity interest in, any Person (other than a Subsidiary of the Company).

3.2 Certificate of Incorporation; Bylaws. The Company has delivered or made available to Parent copies of the certificate of incorporation and bylaws of the Company, including all amendments thereto. The Company is not in violation of its certificate of incorporation or bylaws.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of 60,000,000 Company Shares and 3,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Shares”), 600,000 of which are designated as Series A Junior Participating Preferred Stock (“Junior Preferred Stock”). As of January 25, 2007: (i) 16,493,470 Company Shares were issued (and not held by the Company as treasury shares) and outstanding; (ii) 4,317,330 Company Shares were held by the Company as treasury shares; (ii) no Preferred Shares were outstanding; (iii) 600,000 shares of Junior Preferred Stock were reserved for future issuance upon exercise of the Company Rights; and (iv) 3,492,232 Company Shares were reserved for future issuance pursuant to the Company Option Plans, of which 2,487,243 Company Shares were subject to outstanding options to acquire Company Shares from the Company. From January 25, 2007 to the date of this Agreement, the Company has not issued any Company Shares other than resulting from the exercise of options reflected in the immediately preceding sentence as outstanding as of January 25, 2007. The Company has delivered or made available to Parent copies of: (A) the Company Option Plans, which cover the stock options granted by the Company that are outstanding as of the date of this Agreement; and (B) the forms of all stock option agreements with respect to the Company Option Plans.

(b) Except for options, rights, securities and plans referred to in Section 3.3(a) and in the Company Rights Agreement, as of the date of this Agreement, there is no: (i) outstanding option or right to acquire from the Company any shares of the capital stock of the Company; (ii) outstanding security of the Company that is convertible into or exchangeable for any Company Shares or (iii) securities or contractual rights that give any Person the right to receive any economic interest of a nature accruing to the holders of Common Stock.

3.4 SEC Filings; Financial Statements.

(a) All registration statements (on a form other than Form S-8), annual, quarterly and periodic reports and definitive proxy statements required to be filed by the Company with the SEC between January 1, 2006 and the date of this Agreement (the “Company SEC Documents”) have been so filed. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has made available to Parent copies of all comment letters received by the Company from the SEC since January 1, 2006 and relating to the Company SEC Documents, together with all written responses of the Company thereto sent to the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC. As of the date of this Agreement, to the knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(b) The financial statements (including any related notes) contained in the Company SEC Documents fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end adjustments).

(c) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Company SEC Documents; (ii) liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet; and (iii) liabilities that are not material in the aggregate to the Company and its Subsidiaries taken as a whole.

(d)	The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

(e) The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) (“Internal Controls”). The Company had disclosed, as of the date of filing with the SEC its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, to the Company’s auditors and audit committee of its Board of Directors, to its knowledge, (x) all significant deficiencies and material weaknesses in the design or operation of Internal Controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Internal Controls.

3.5 Absence of Certain Changes. Between the date of the Latest Balance Sheet and the date of this Agreement, neither the Company nor any of its Subsidiaries has: (a) suffered any adverse change with respect to its business or financial condition that, individually or in the aggregate, constitutes a Company Material Adverse Effect; (b) suffered any material loss, damage or destruction to any of its material assets; (c) amended its certificate of incorporation or bylaws; (d) incurred any indebtedness for borrowed money or guaranteed any such indebtedness, except in the ordinary course of business; (e) changed, in any material respect, its accounting methods, principles or practices except as required by changes in GAAP; (f) sold or otherwise transferred any material assets, except in the ordinary course of business; (g) declared, set aside or paid any dividend with respect to the outstanding Company Shares; (h) made or changed any material tax election or settled any material tax claims, in each case other than in the ordinary course of business or (i) entered into any agreement to take any of the actions referred to in clauses “(c)” through “(h)” of this sentence.

3.6 IP Rights.

(a) (i) Part 3.6(a)(i) of the Company Disclosure Schedule sets forth a complete list of all patents, registered marks or trade dress, registered copyrights, registered designs, and registered domain names, along with all pending applications to issue or register the same, owned by the Company or any Subsidiary (the “Registered IP”); (ii) the Company or one of its Subsidiaries is the sole and exclusive owner of all Registered IP and all Company IP, free of all liens and security interests (other than Permitted Encumbrances); (iii) neither the Company nor any of its Subsidiaries has granted any exclusive license to any such Registered IP or Company IP to any other Person (other than licenses which have expired, been terminated or are no longer in effect for any other reason). The Registered IP that is issued or registered is valid, subsisting and enforceable, and, to the knowledge of the Company as of the date of this Agreement, no action is threatened in writing or pending challenging the validity or enforceability of any Registered IP that is issued or registered; and (iv) to the knowledge of the Company, no third party is infringing any material IP Right of the Company or any Subsidiary.

(b) (i) Except as would not cause a Company Material Adverse Effect, the Company and each of its Subsidiaries has the right and operational ability to exploit all IP Rights necessary to enable the Company to conduct its business substantially in the manner in which its business is currently being conducted. Except as would not cause a Company Material Adverse Effect, neither the Company nor any Subsidiary has infringed, improperly disclosed or misappropriated the IP Rights of any third party since January 1, 2005; and (ii) neither the Company nor any Subsidiary has been the subject of any suit, arbitration or administrative proceeding between January 1, 2005 and the date of this Agreement alleging, or received any other written notices from any third party between January 1, 2005 and the date of this Agreement alleging: (1) that the Company or any Subsidiary has infringed, improperly disclosed, misappropriated, converted or otherwise damaged the IP Rights of any third party; or (2) inviting or demanding that the Company or a Subsidiary take a license in order to avoid the future infringement of IP Rights of a third party.

(c) Neither the Company nor any Subsidiary has entered into, except in the ordinary course of business, any written agreement to indemnify, defend or hold harmless any third party for or against any infringement, misappropriation, or other conflict with the IP rights of any third party. There are no suits or actions pending against the Company or any Subsidiary in which it is alleged that the Company or any Subsidiary has infringed, misappropriated or improperly disclosed the IP Rights of any third party.

(d) The Company and its Subsidiaries have taken and are taking the following steps, to the extent that such steps are commercially reasonable and necessary to establish, perfect, and defend their ownership of Registered IP and Company IP or their right to use licensed third party IP Rights: (i) using appropriate patent, trademark and copyright designations on products and in marketing materials; (ii) requiring all employees and contractors who have invented inventions covered by patents owned by the Company or Subsidiary to assign all rights and interests in such inventions to the Company or relevant Subsidiary; and (iii) taking reasonable steps to protect trade secret information, including requiring a non-disclosure agreement before trade secret information is disclosed to a third party. The Company and its Subsidiaries, have complied, in all material respects, with all internal policies, applicable statutes, regulations, orders, and other legal requirements relating to the fair and proper use of personally identifiable information of employees and contractors of the Company and its Subsidiaries. To the knowledge of the officers of the Company who are aware of the transaction contemplated by this Agreement, no confidential or trade secret information of the Company, or personally identifiable information in the possession, custody or control of the Company or any Subsidiary has been lost, stolen, or improperly disclosed. All persons identified as inventors in the patents owned by the Company or any Subsidiary have assigned all of their rights in the relevant inventions to the Company, relevant Subsidiary or predecessor in interest thereof.

(e) (i) Except for third party Software commercially available in the market for licensing on standard terms, all Software sold or licensed by Company or its Subsidiaries to the customers of the Company and its Subsidiaries independently or bundled with other components, products or services of Company and its Subsidiaries, is owned entirely and exclusively by the Company or a Subsidiary and is free to be licensed or sold on the terms such Software is licensed or sold. The Company, directly or through its Subsidiaries, is in actual possession of or has necessary control over the source code and object code of all Software owned by the Company or any Subsidiary; (ii) neither the Company nor any Subsidiary has disclosed to any third party any source code of Software owned by the Company or any Subsidiary except pursuant to written source code escrow agreements containing license and confidentiality terms that reasonably protect the Company’s rights in such Software; and (iii) neither the Company nor any of its Subsidiaries is obligated to support or maintain any of the Software except pursuant to agreements that will terminate by their terms or are terminable by the Company (other than for cause) on a periodic basis and that provide for one or more payments to the Company or Subsidiary for the period of such services. To the knowledge of the Company, none of the Software owned the Company or its Subsidiaries contain any time bomb, virus, worm, trojan horse, back door, drop dead device, or any other code that would intentionally interfere with the normal operation of such Software, or that is intended to allow circumvention of security controls for the same, or that is intended to cause damage to hardware, software or data.

(f) (i) No federal, state, local or other governmental entity, nor any university, college, or academic institution has financially sponsored research and development conducted by the Company or its Subsidiaries since January 1, 2005, or has rights in Software or IP Rights created since January 1, 2005 and purported to be owned by the Company or any Subsidiary; (ii) neither the Company nor any Subsidiary has participated in any standards-setting activities or joined any standards-setting or similar organizations that would affect the proprietary nature of any Software or IP Rights purported to be owned by the Company or any Subsidiary, or restrict the ability of the Company or any of its Subsidiaries to enforce, license or exclude others from using any Software or IP Rights purported to be owned by the Company or any Subsidiary; and (iii) none of the Software purported to be owned by the Company or any Subsidiary and incorporated by the Company or any Subsidiary into its products or services contain any open source code or other code or technology which would (1) require the public disclosure, third party distribution, or general licensing of Software or other IP Rights owned by the Company or any Subsidiary, (2) limit the ability of the Company or a Subsidiary to license or charge fees or royalties for such Software or IP Rights, or (3) require the Company or a Subsidiary to permit the reverse engineering, decompilation, disassembly, or creation of derivative works based upon of Software owned by the Company or a Subsidiary.

3.7 Title to Assets; Real Property.

(a) The Company or one of its Subsidiaries owns, and has good title to, each of the tangible assets reflected as owned by the Company or its Subsidiaries on the Latest Balance Sheet (except for tangible assets sold or disposed of since that date and except for tangible assets being leased to the Company or one of its Subsidiaries) free of any liens or encumbrances (other than Permitted Encumbrances).

(b) Neither the Company nor any of its Subsidiaries owns any real property.

(c) Part 3.7 of the Company Disclosure Schedule sets forth a list of all real estate leases pursuant to which the Company or any of its Subsidiaries leases real property (the “Leased Real Property”) from any other Person (collectively, the “Real Property Leases”). Neither the Company nor any of its Subsidiaries is a party to any written or oral leases, subleases, licenses, concessions, occupancy agreements or other contractual obligations granting the right of use or occupancy of the Leased Real Property to any other Person.

(d) The Company or one of its Subsidiaries has a valid and enforceable leasehold interest in each Leased Real Property with respect to which the gross monthly rent (including all base or minimum rent and all additional rent) under the applicable Real Property Lease equals or exceeds $25,000 (each a “Material Leased Location”), free and clear of all liens and encumbrances except for Permitted Encumbrances.

3.8 Contracts.

(a) Part 3.8(a) of the Company Disclosure Schedule contains a list of each of the following contracts that is in force and effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party: (i) each contract that would be required to be filed as an exhibit to a Registration Statement on Form S-1 under the Securities Act or an Annual Report on Form 10-K under the Exchange Act (if such registration statement or report was filed by the Company with the SEC on the date of this Agreement); (ii) each contract that restricts in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area or line of business; (iii) each indemnification or employment contract with any director or officer of the Company or its Subsidiaries or with any employee or consultant of the Company or its Subsidiaries providing for an annual base salary or annual consulting fee to such employee or consultant of $150,000 or more in fiscal year 2006 (other than offer letters with employees providing for at-will employment); (iv) each loan or credit agreement, mortgage, note or other contract evidencing indebtedness for money borrowed by the Company or any of its Subsidiaries from a third party lender, and each contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any of its Subsidiaries; (v) each customer or supply contract (excluding purchase orders given or received in the ordinary course of business) under which the Company or any Subsidiary of the Company paid to or received from such customer or supplier in excess of $500,000 in fiscal year 2005 or fiscal year 2006; (vi) each material “single source” supply contract pursuant to which goods or materials are supplied to the Company or any Subsidiary of the Company from an exclusive source; (vii) each collective bargaining agreement; (viii) each Real Property Lease for a Material Leased Location; (ix) each lease or rental contract involving personal property (and not relating primarily to real property) pursuant to which the Company or any of its Subsidiaries is required to make rental payments in excess of $500,000 per year; (x) each contract relating to a joint venture, partnership or other strategic arrangement involving a sharing of costs, profits or losses with another Person; (xi) each contract with a distributor of the Company or any of its Subsidiaries (whether or not exclusive); and (xii) each agreement that includes the grant to the Company or any of its Subsidiaries of a license to IP Rights owned by a third party and that is not a standard license agreement for a commercially available product (each contract listed in Part 3.8(a) of the Company Disclosure Schedule being referred to as a “Material Contract”). Each of the Material Contracts is valid and binding on the Company or the Subsidiary of the Company that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except where such failures to be valid and binding or to be in full force and effect do not constitute a Company Material Adverse Effect.

(b) There is no existing breach or default on the part of the Company or any of its Subsidiaries under any Material Contract except for breaches and defaults that do not constitute a Company Material Adverse Effect and, to the knowledge of the Company, there is no existing breach or default on the part of any other Person under any Material Contract except for breaches and defaults that do not constitute a Company Material Adverse Effect. To the knowledge of the Company, no event has occurred that, with notice or lapse of time, would constitute a breach or default by the Company or any of its Subsidiaries, or permit termination, material modification or acceleration, under any Material Contract.

(c) The Company has made available to Parent correct and complete copies of each Material Contract in effect as of the date of this Agreement, together with all amendments and supplements thereto in effect as of the date of this Agreement.

3.9 Compliance with Legal Requirements. The Company and its Subsidiaries are in compliance with and have complied in a timely manner and in all respects with all Legal Requirements applicable to their businesses or relating to any of the property owned, leased or used by them (including the Foreign Corrupt Practices Act of 1977, any other Legal Requirements regarding use of funds for political activity or commercial bribery, the Sarbanes-Oxley Act of 2002, Legal Requirements relating to equal employment opportunity, discrimination, occupational safety and health, environmental matters, interstate commerce, anti-kickback, healthcare and antitrust, export control (including those Legal Requirements administered by the U.S. Department of Commerce and the U.S. Department of State) and asset control (including those Legal Requirements administered by the U.S. Department of the Treasury)), in each case except for non-compliance that individually or in the aggregate does not constitute a Company Material Adverse Effect.

3.10 Legal Proceedings; Orders.

(a) There is no Legal Proceeding pending (or, to the knowledge of the Company, being threatened) against the Company or any of its Subsidiaries, any present or former executive officer, director or employee of the Company or any of its Subsidiaries relating to his or her actions or inactions in such status or any other Person for whom the Company or any of its Subsidiaries would be liable, in each case that, individually or in the aggregate, constitutes a Company Material Adverse Effect.

(b) There is no material court order or judgment specific to the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is subject.

3.11 Governmental Authorizations. The Company and its Subsidiaries hold all Governmental Authorizations necessary to enable them to conduct their businesses in the manner in which such businesses are currently being conducted, except where failure to hold such Governmental Authorizations does not constitute a Company Material Adverse Effect. The material Governmental Authorizations held by the Company and its Subsidiaries are, in all material respects, valid and in full force and effect. The Company and its Subsidiaries are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance, individually or in the aggregate, does not constitute a Company Material Adverse Effect. Between January 1, 2006 and the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity: (a) asserting any material violation of any term or requirement of any material Governmental Authorization; or (b) notifying the Company or one of its Subsidiaries of the revocation of any material Governmental Authorization.

3.12 Tax Matters.

(a) All material tax returns required to be filed by the Company and its Subsidiaries with any Governmental Entities with respect to taxable periods ending before the Acceptance Time (including any schedule or attachment thereto or any amendment thereof) (the “Company Returns”): (i) have been or will be filed on or before the applicable due date (as such due date may have been or may be extended), and are, or will be when filed, true and accurate in all material respects. The Company and its Subsidiaries have timely paid or will timely pay any taxes due except to the extent such taxes are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(b) The Latest Balance Sheet fully accrues the material liabilities of the Company and its Subsidiaries for taxes with respect to all periods through September 30, 2006 in accordance with GAAP and the unpaid taxes of the Company and its Subsidiaries as of the Acceptance Time will not exceed by a material amount the reserve for taxes set forth on the Latest Balance Sheet as adjusted for the passage of time through the Acceptance Time in accordance with the past custom and practice of the Company and its Subsidiaries in filing the Company Returns.

(c) (i) There are no examinations or audits of any Company Return currently underway; (ii) no extension or waiver of the limitation period applicable to any Company Return is in effect; (iii) no Legal Proceeding is pending (or, to the knowledge of the Company, is being overtly threatened) by any tax authority against the Company or any of its Subsidiaries in respect of any material tax; (iv) there are no material unsatisfied liabilities for taxes with respect to any notice of deficiency or similar document received by the Company or any of its Subsidiaries with respect to any tax (other than liabilities for taxes asserted under any such notice of deficiency or similar document which are being contested in good faith); (v) there are no liens for material taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries; (vi) neither the Company nor any of its Subsidiaries has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed, in whole or in part, by section 355 of the Code, (vii) neither the Company nor any of its Subsidiaries has entered into any transaction defined in Treasury Regulation section 1.6011-4(b) or has entered into a “potentially abusive tax shelter” (as defined in Treasury Regulation section 301.6112-1(b)); and (viii) neither the Company nor any of its Subsidiaries is bound by any agreement or consent entered into pursuant to Section 341(f) of the Code. Neither the Company nor any of its Subsidiaries is required to include any adjustment in taxable income for any tax period pursuant to Section 481 or 263A of the Code, and there are no applications pending with any Governmental Entity requesting permission for changes in any of the accounting methods of the Company or any of its Subsidiaries for tax purposes. Neither the Company nor any of its Subsidiaries has been a member of any combined, consolidated or unitary group for which it is or will be liable for taxes under principles of or similar to Section 1.1502-6 of the Treasury Regulations.

(d) There is no agreement between the Company or any of its Subsidiaries and any employee or independent contractor of the Company or any of its Subsidiaries that will give rise to any payment that would not be deductible pursuant to Section 280G or Section 162 of the Code. Neither the Company nor any of its Subsidiaries is a party to any material tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar contract with a third party.

(e) For purposes of this Agreement, “tax” or “taxes” shall mean (i) any and all federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor, by contract or otherwise.

3.13 Employee Benefit Plans.

(a) The Company has provided or made available to Parent copies of all material employee benefit plans, programs and arrangements (including material related documents such as plan documents and amendments, the three most recent Forms 5500 (where applicable), and the most recent IRS determination letter (if applicable)) maintained or contributed to by the Company or any of its Subsidiaries, all deferred compensation plans, agreements or arrangements, all employment agreements with any officer of the Company or its Subsidiaries, all employment agreements with any employee of the Company or its Subsidiaries (if such agreement provided for the payment of $150,000 or more in annual base salary in fiscal year 2006 and such employee’s employment is not terminable on an at-will basis), all severance, separation pay, retention, incentive, change of control and termination agreements or arrangements with all officers, directors, employees and representatives of the Company or any of its Subsidiaries, or any of the foregoing with Persons other than officers, directors, employees and representatives of the Company or any of its Subsidiaries with respect to which the Company or any of its Subsidiaries has or may have any material liability (the “Company Plans”). Part 3.13(a) of the Company Disclosure Schedule lists each Company Plan.

(b) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Company Plan is so qualified, and to the knowledge of the Company, no fact exists that would lead to a revocation of such letter or disqualification of such Company Plan. Each Company Plan is being operated in compliance with its terms and with all applicable Legal Requirements, except where the failure to operate in such compliance would not be material to the Company or any of its Subsidiaries, taken as a whole.

(c) (i) Neither the Company nor any Subsidiary has any actual or contingent liability with respect to any plan subject to Title IV or Part 3 of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or, in the case of a Company Plan maintained outside of the United States, any similar law; (ii) no Company Plan provides benefits in the nature of health or medical insurance following termination of employment, except as required by Part 6 of Title I of ERISA; (iii) all material contributions or other amounts required to be paid by the Company or its Subsidiaries between January 1, 2005 and the date of this Agreement with respect to each Company Plan have been paid or accrued in accordance with GAAP; (iv) as of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened claims (other than routine claims for benefits) with respect to any Company Plan; and (v) as of the date of this Agreement, no Company Plan is (or within the last three years has been) the subject of an audit or investigation by any Governmental Entity, or has participated in a voluntary compliance, closing agreement, amnesty, or similar program sponsored by a Governmental Entity.

(d) The execution and delivery of this Agreement and the consummation of the Offer and the Merger: (i) will not materially increase the benefits payable by the Company under any Company Plan; and (ii) will not result in any acceleration of the time of payment or vesting of any material benefits payable by the Company under any Company Plan.

(e) The Company and each of its Subsidiaries is in compliance with all applicable Legal Requirements relating to the employment of its employees, except where the failure to be in such compliance does not constitute a Company Material Adverse Effect.

3.14 Labor Matters. There are no collective bargaining agreements or other labor union agreements to which the Company or any of its Subsidiaries is a party, and the Company has no collective bargaining relationship with any labor organization. To the knowledge of the Company, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is the subject of any Legal Proceeding seeking to compel any of them to bargain with any labor organization as to wages or conditions. To the Company’s knowledge, between January 1, 2006 and the date of this Agreement, neither the Company nor any of its Subsidiaries was the subject of any labor union organizing activity or had any material actual or threatened employee strikes, work stoppages, slowdowns or lockouts.

3.15 Environmental Matters. The Company and each of the Subsidiaries are and have been in material compliance with all applicable Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for their operations under applicable Environmental Laws. As of the date of this Agreement, there is no pending or, to the Company’s knowledge, threatened claim, lawsuit, or administrative proceeding against the Company or any of the Subsidiaries, under or pursuant to any Environmental Law. As of the date of this Agreement, neither the Company nor any of the Subsidiaries has received written notice from any Person, including any Governmental Entity, alleging that the Company or any of the Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. With respect to the real property that is currently owned, leased or operated by the Company or any of the Subsidiaries, and (to the knowledge of the Company) with respect to any real property that formerly has been owned, leased or operated by the Company or any of the Company Subsidiaries, there have been no releases of Hazardous Substances on, onto, from, or underneath any of such real property, for which releases the Company or any of its Subsidiaries could have any material liability under Environmental Law. There are no environmental site assessments, environmental investigations, studies, audits, tests, reviews or other analyses conducted by, on behalf of, or which are in the possession of the Company or any of its Subsidiaries, with respect to any property now or formerly owned, operated or leased by the Company or any of its subsidiaries, that have not been made available to Parent or Acquisition Sub prior to the execution of this Agreement. Neither the Company nor any of its Subsidiaries has assumed responsibility for or agreed to indemnify or hold harmless any Person for, any material liability or obligation arising under or relating to Environmental Laws.

3.16 Insurance. Between January 1, 2006 and the date of this Agreement, the Company has not received any written communication notifying the Company of any: (a) cancellation or invalidation of any material insurance policy held by the Company (except with respect to policies that have been replaced with similar policies); (b) refusal of any coverage or rejection of any material claim under any material insurance policy held by the Company; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy held by the Company. There is no pending material claim by the Company under any insurance policy held by the Company.

3.17 Transactions with Affiliates. To the knowledge of the Company, between the date of the Company’s last proxy statement filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.18 Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Company’s Board of Directors has: (a) determined that the Offer is fair to, and in the best interests of, the Company’s stockholders; (b) authorized and approved the execution, delivery and performance of this Agreement by the Company; (c) declared that this Agreement is advisable; and (d) resolved to make the Company Board Recommendation. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement other than, with respect to the Merger, and assuming the accuracy of Parent’s representations and warranties in Section 4.7, the adoption of this Agreement by the holders of a majority of the then outstanding Company Shares (if required under the DGCL) and the filing of the appropriate merger documents as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Acquisition Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.19 Vote Required. If required under applicable Legal Requirements in order to permit the consummation of the Merger, and assuming the accuracy of Parent’s representations and warranties in Section 4.7, the affirmative vote of the holders of a majority of the Company Shares outstanding on the record date for the meeting of stockholders of the Company described in Section 5.3 is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement.

3.20 Non-Contravention; Consents. The execution and delivery of this Agreement and the performance of its obligations hereunder by the Company, the acquisition of Company Shares by Acquisition Sub pursuant to the Offer and the consummation by the Company of the Merger will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws of the Company or any of its Subsidiaries; (b) cause a violation by the Company or any of its Subsidiaries of any Legal Requirement applicable to the business of the Company or any of its Subsidiaries; (c) constitute a breach or violation of, cause a default on the part of the Company or any of its Subsidiaries under, result in the termination or expiration of, result in a material alteration of the terms of or result in a loss of rights or options under any Material Contract; or (d) result in any entitlement to or acceleration of any right to any payment or vesting owed by the Company or any of its Subsidiaries under any Material Contract, in the case of clauses “(b),” “(c)” and “(d)” other than any such breach, violation, default or right to payment or vesting that is listed on Part 3.20 of the Company Disclosure Schedule or that, individually or in the aggregate, does not constitute a Company Material Adverse Effect. Except as may be required by the Exchange Act, the DGCL, the HSR Act or the antitrust or competition laws of foreign jurisdictions, the Company is not required to make any filing with or to obtain any consent from any Person at or prior to the Acceptance Time in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger, except where the failure to make any such filing or obtain any such consent, individually or in the aggregate, does not constitute a Company Material Adverse Effect.

3.21 Board Approvals; Anti-Takeover; Company Rights Agreement. Assuming the accuracy of Parent’s representations and warranties in Section 4.7, the Company’s Board of Directors has taken all action necessary to render Section 203 of the DGCL inapplicable to the execution and delivery of this Agreement and the performance of the Company’s obligations hereunder, the Offer and or Merger. No other U.S. state takeover statute in a jurisdiction where the Company or any of its Subsidiaries has assets or operations that are material to the Company and its Subsidiaries, taken as a whole, is applicable to the execution and delivery of this Agreement and the performance of the Company’s obligations hereunder, the Offer or the Merger. The Company has amended the Company Rights Agreement (the form of which amendment has been made available to Parent) to provide that neither Parent nor Acquisition Sub shall be deemed to be an Acquiring Person or an Interested Stockholder (as such terms are defined in the Company Rights Agreement), that neither a Distribution Date nor a Shares Acquisition Date (as such terms are defined in the Company Rights Agreement) shall be deemed to occur and that the Company Rights will not separate from the Company Shares as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

3.22 Opinion of Financial Advisor. The Company’s Board of Directors has received the opinion of UBS Securities LLC to the effect that, as of the date of such opinion and subject to various qualifications and assumptions, the Per Share Amount was fair, from a financial point of view, to the holders of Company Shares (other than as set forth in such opinion). The Company will provide a signed copy of the opinion to Parent solely for informational purposes after receipt thereof by the Company.

3.23 Brokers. No broker, finder or investment banker (other than UBS Securities LLC) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

3.24 Schedule 14D-9. The Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, the Schedule 14D-9 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to any information supplied by Parent or Acquisition Sub for inclusion in the Schedule 14D-9.

3.25 Customers; Distributors and Vendors. Between September 30, 2006 and the date of this Agreement, neither the Company nor any of its Subsidiaries had received written notice from any of its material distributors, customers or suppliers indicating that there has been a material adverse change in the relationship between the Company or any of its Subsidiaries and such distributor, customer or supplier. Between January 1, 2006 and the date of this Agreement, no contract between the Company or any of its Subsidiaries and any of their material distributors has been terminated other than as a result of the expiration of the term of any such contract.

3.26 Rule 14d-10(d). Prior to the Acceptance Time, the Company (acting through the compensation committee of the Company’s Board of Directors) shall use reasonable efforts to take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or its Subsidiaries in connection with the Offer with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an Employment Compensation Arrangement and to satisfy the requirements of the non-exclusive safe-harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 4. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company that:

4.1 Due Organization. Parent and Acquisition Sub are corporations duly organized, validly existing and in good standing under the laws of their respective jurisdiction of organization.

4.2 Legal Proceedings. As of the date of this Agreement:

(a) there is no Legal Proceeding pending (or, to the knowledge of Parent, being overtly threatened) against Parent or Acquisition Sub that would materially and adversely affect Parent’s or Acquisition Sub’s ability to consummate any of the transactions contemplated by this Agreement; and

(b) there is no court order or judgment to which Parent or Acquisition Sub is subject that would materially and adversely affect Parent’s or Acquisition Sub’s ability to consummate any of the transactions contemplated by this Agreement.

4.3 Authority; Binding Nature of Agreement. Parent has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Parent has: (a) determined that the transactions contemplated by this Agreement are fair to and in the best interests of Parent; and (b) authorized and approved the execution, delivery and performance of this Agreement by Parent. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Acquisition Sub is a newly formed, indirect wholly-owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Acquisition Sub has: (A) determined that the transactions contemplated by this Agreement are fair to and in the best interests of Acquisition

Sub and its stockholder; and (B) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub. The execution and delivery of this Agreement by Acquisition Sub and the consummation by Acquisition Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Acquisition Sub, and no other corporate proceedings on the part of Acquisition Sub are necessary to authorize this Agreement other than, with respect to the Merger, the filing of the appropriate merger documents as required by the DGCL. Parent shall cause the sole stockholder of Acquisition Sub to adopt this Agreement immediately after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, subject to: (1) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (2) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.4 Non-Contravention; Consents. Except for violations and defaults that would not materially and adversely affect Parent’s or Acquisition Sub’s ability to consummate any of the transactions contemplated by this Agreement, the execution and delivery of this Agreement by Parent and Acquisition Sub, and the consummation of the transactions contemplated by this Agreement, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws of Parent or Acquisition Sub; (b) cause a violation by Parent or Acquisition Sub of any Legal Requirement applicable to Parent or Acquisition Sub; or (c) cause a default on the part of Parent or Acquisition Sub under any material contract. Except as may be required by the Exchange Act, the DGCL, the HSR Act or the antitrust or competition laws of foreign jurisdictions, neither Parent nor Acquisition Sub, nor any of Parent’s other Affiliates, is required to make any filing with or to obtain any consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by Parent or Acquisition Sub or the consummation by Parent or Acquisition Sub of any of the transactions contemplated by this Agreement, except where the failure to make any such filing or obtain any such consent would not materially and adversely affect Parent’s or Acquisition Sub’s ability to consummate any of the transactions contemplated by this Agreement. No vote of Parent’s stockholders is necessary to adopt this Agreement or to approve any of the transactions contemplated by this Agreement.

4.5 Not an Interested Stockholder. As of the date of this Agreement, neither Parent nor Acquisition Sub is, nor at any time during the last three years has either Parent or Acquisition Sub been, an “interested stockholder” (as such term is defined in Section 203 of DGCL) of the Company.

4.6 Financing. Parent has available cash resources and financing in an amount sufficient to enable Acquisition Sub to purchase Company Shares pursuant to the Offer and to consummate the Merger.

4.7 Ownership of Company Shares. Neither Parent nor any of Parent’s Subsidiaries directly or indirectly owns, and at all times since January 1, 2004 neither Parent nor any of Parent’s Subsidiaries directly or indirectly has owned, beneficially or otherwise, more than five percent of the Company Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Company Shares.

4.8 Offer Documents. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act. On the date filed with the SEC, on the date first published, sent or given to holders of Company Shares or at any other time at or prior to the Acceptance Time, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Acquisition Sub with respect to any information supplied by the Company for inclusion in the Offer Documents.

4.9 Information in Schedule 14D-9. None of the information supplied or to be supplied by or on behalf of Parent for inclusion in the Schedule 14D-9 will, at the time the Schedule 14D-9 is mailed to the stockholders of the Company, or at any other time at or prior to the Acceptance Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If a meeting of stockholders of the Company is to be held pursuant to Section 5.3, none of the information supplied or to be supplied by or on behalf of Parent for inclusion in the Proxy Statement (as defined in Section 5.3) will, at the time the Proxy Statement is mailed to the stockholders of the Company or at the time of such meeting of Company stockholders described in Section 5.3 (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 5. Covenants

5.1 Interim Operations of the Company. The Company agrees that, during the period from the date of this Agreement through the earlier of the Acceptance Time or the date of termination of this Agreement, except: (i) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed); (ii) as set forth in the Company Disclosure Schedule; (iii) as required by this Agreement; (iv) as may be necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement (excluding any action not required to be taken by the Company pursuant to the last sentence of Section 5.4(a)); or (v) as may be required to comply with any Legal Requirement or agreement to which the Company or any of its Subsidiaries is a party as of the date hereof, the Company and its Subsidiaries shall conduct their businesses in the ordinary course consistent with past practice and in a manner that does not depart materially from the manner in which such businesses were being conducted prior to the date of this Agreement. Without limiting the foregoing, without Parent’s prior written consent (which, only in the case of clauses “(d),” “(h),” “(j),” “(o)” or “(r)”, shall not be unreasonably withheld or delayed) and except as provided in Part 5.1 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries shall:

(a) amend the certificate of incorporation or bylaws (or similar organizational documents) of the Company or its Subsidiaries;

(b) split, combine or reclassify any shares of the Company’s capital stock;

(c) declare, set aside or pay any dividend or make any other distribution (whether payable in cash, stock or property) with respect to any shares of the Company’s capital stock;

(d) form any Subsidiary or enter into any joint venture or partnership;

(e) issue any additional shares of, or securities convertible or exchangeable for, or options or rights to acquire, any shares of its capital stock, other than Company Shares issuable upon exercise of Company Options outstanding on, or granted after, the date of this Agreement;

(f) transfer, lease or license to any third party, or materially encumber, any material assets of the Company or any of its Subsidiaries other than: (i) in the ordinary course of business; or (ii) as security for any borrowings permitted by Section 5.1(h);

(g) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company, except shares repurchased from employees or former employees of the Company or any of its Subsidiaries pursuant to the exercise of repurchase rights;

(h) incur any indebtedness for borrowed money or guarantee any such indebtedness, except for: (i) short-term borrowings incurred in the ordinary course of business and (ii) borrowings pursuant to existing credit facilities;

(i) adopt or enter into any plan, program or arrangement that would be a Company Plan if it were in effect as of the date of this Agreement, or materially amend (including to provide for additional acceleration of vesting or additional rights under) any Company Plan, or otherwise increase the compensation or (except in connection with an increase of a particular benefit for all employees eligible under such benefit arrangement as permitted under this Section 5.1(i)) the fringe benefits of any director, officer or employee of the Company or any of its Subsidiaries; provided, however, that nothing in this Section 5.1(i) shall prohibit the Company and its Subsidiaries from (A) entering into at-will employment agreements with new employees below the level of executive officers or (B) making such increases in compensation and fringe benefits to employees below the level of executive officers, either in the ordinary course of business or that, in the aggregate, do not result in a material increase in the aggregate compensation expenses of the Company and its Subsidiaries, taken as a whole;

(j) materially amend or terminate any Material Contract or waive, release or assign any material rights or claims under any Material Contract (except in the ordinary course of business or where the failure to amend or terminate a Material Contract would, in the reasonable judgment of the Company’s Board of Directors, have an adverse impact on the Company);

(k) change any of its methods of accounting or accounting practices in any material respect other than changes required under GAAP;

(l) make or change any material tax election or settle any material tax claim, except in each case in the ordinary course of business;

(m) make any capital expenditure that is not contemplated by the capital expenditure budget set forth in Part 5.1(m) of the Company Disclosure Schedule (a “Non-Budgeted Capital Expenditure”), except that the Company or any Subsidiary of the Company may make any Non-Budgeted Capital Expenditure that does not individually exceed $100,000 if, when added to all other Non-Budgeted Capital Expenditures made by the Company and its Subsidiaries since the date of this Agreement, such Non-Budgeted Capital Expenditures would not exceed $500,000 in the aggregate;

(n) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice;

(o) settle (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, except for settlements that would not be material to the Company and its Subsidiaries, taken as a whole, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any Legal Proceeding or dispute that relates to the transactions contemplated hereby;

(p) fail to take any commercially reasonable action, pay any fee or make any filing necessary to maintain any Registered IP Rights of the Company or any Subsidiary of the Company;

(q) (i) amend or terminate the Company Rights Agreement or (ii) amend, terminate, waive, release or assign any material rights or claims under any standstill or similar Agreement, except, in the case of this clause “(q)(ii),” to the extent the Company’s Board of Directors determines in good faith (after consultation with counsel) that the failure to do so would create a material risk of a breach by the Company’s Board of Directors of its fiduciary duties to the Company’s stockholders;

(r) enter into an agreement to take any of the actions described in clauses “(d),” “(h),” “(j)” or “(o)” of this Section 5.1; or

(s) enter into an agreement to take any of the actions described in clauses “(a),” “(b),” “(c),” “(e),” “(f),” “(g),” “(i),” “(k),” “(l),” “(m),” “(n),” “(p)” or “(q)” of this Section 5.1.

5.2 No Solicitation.

(a) The Company and its Subsidiaries will not, and the Company will use reasonable efforts to cause its directors, executive officers, agents and representatives not to: (i) solicit or knowingly encourage the submission of any proposal by a third party for: (A) a merger or consolidation involving the Company and such third party; or (B) any purchase by such third party (by means of a tender offer or otherwise) of more than 20% of the outstanding stock of the Company or 20% of the consolidated assets of the Company and its Subsidiaries taken as a whole (any such proposal being referred to in this Agreement as an “Alternative Acquisition Proposal”); or (ii) engage in any negotiations with a third party concerning, or provide any confidential information regarding the Company to any third party in response to, an Alternative Acquisition Proposal made by such third party. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries and their respective directors, executive officers, agents and representatives may engage in any such negotiations with a third party in response to an Alternative Acquisition Proposal and provide any such information to such third party if: (1) the Company’s Board of Directors has determined in good faith that such Alternative Acquisition Proposal is a bona fide Alternative Acquisition Proposal that has been made in writing to the Company and constitutes or could reasonably be expected to lead to a Superior Proposal, (2) the Company’s Board of Directors determines in good faith (after consultation with counsel) that failure to do so would create a material risk of a breach by the Company’s Board of Directors of its fiduciary duties to the Company’s stockholders; (3) at least one business day prior to engaging in any negotiations with such third party concerning, or providing any confidential information regarding the Company to such third party in response to, the Alternative Acquisition Proposal, the Company gives Parent written notice of the identity of such third party, a copy of such written Alternative Acquisition Proposal and notice of the Company’s intention to engage in negotiations with, or furnish confidential information to, such third party; (4) prior to providing any confidential information regarding the Company to such third party in response to the Alternative Acquisition Proposal, the Company receives from such third party an executed confidentiality agreement containing limitations on the use and disclosure of confidential information furnished to such third party by the Company that are no less favorable to the Company than the provisions of the Confidentiality Agreement; and (5) prior to providing any such confidential information to such third party, the Company furnishes such confidential information to Parent (to the extent such confidential information has not been previously furnished by the Company to Parent). The Company will promptly provide Parent with written notice of any material addition or amendment to any Alternative Acquisition Proposal and a written copy of such addition or amendment. Notwithstanding anything to the contrary contained in this Agreement, if the Company has complied with this Section 5.2 in all material respects in connection with a Superior Proposal, the Company or the Company’s Board of Directors may accept such Superior Proposal and may enter into a definitive agreement relating to such Superior Proposal. Upon the execution and delivery of this Agreement, the Company will immediately cease and cause to be terminated any existing negotiations with any third party relating to any Alternative Acquisition Proposal.

(b) Nothing contained in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company or its Board of Directors from complying with Rule 14d-9 or Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act or from furnishing a copy or excerpts of this Agreement to any third party that makes any Alternative

Acquisition Proposal or that makes any inquiry that could lead to an Alternative Acquisition Proposal or the representatives of such third party.

5.3 Meeting of the Company’s Stockholders. If required following the purchase of Company Shares by Acquisition Sub pursuant to the Offer, or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 under the Exchange Act, the Company will (subject to applicable Legal Requirements and the requirements of its certificate of incorporation and bylaws) take all action necessary to convene a meeting of holders of Company Shares to vote upon the Merger. The Company’s Board of Directors shall recommend adoption of this Agreement, and the Company shall take all lawful action to solicit such adoption, except to the extent that the Company’s Board of Directors determines in good faith (after consultation with counsel) that to do so would create a material risk of a breach by the Company’s Board of Directors of its fiduciary duties to the Company’s stockholders. Notwithstanding anything to the contrary contained in this Agreement, the Company’s Board of Directors may withdraw, modify, amend or qualify any recommendation that the Company’s stockholders adopt this Agreement if it determines in good faith (after consultation with counsel) that failure to withdraw, modify, amend or qualify such recommendation would create a material risk of a breach by the Company’s Board of Directors of its fiduciary duties to the Company’s stockholders. At any such meeting of holders of Company Shares, Parent shall ensure that all Company Shares owned beneficially or of record by Parent, Acquisition Sub or any of Parent’s other Affiliates will be voted in favor of the adoption of this Agreement. Parent will furnish to the Company all information regarding Parent and its Affiliates that may be required (pursuant to the Exchange Act and other applicable Legal Requirements) to be set forth in the Company’s proxy or information statement with respect to such meeting (the “Proxy Statement”). The Company will not file the Proxy Statement with the SEC, and will not amend or supplement the Proxy Statement, without consulting Parent and its counsel. Notwithstanding anything to the contrary contained in this Agreement, if, at any time after the purchase of Company Shares pursuant to the Offer by Acquisition Sub, the Company Shares beneficially owned by Acquisition Sub, together with any Company Shares beneficially owned by Parent and Parent’s other Affiliates, shall collectively represent at least 90% of the outstanding Company Shares, then Parent shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with Section 253 of the DGCL.

5.4 Filings; Other Action.

(a) Each of the Company, Parent and Acquisition Sub shall: (i) promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the HSR Act, the Exchange Act and other applicable Legal Requirements with respect to the Offer and the Merger; and (ii) use their commercially reasonable efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of Parent and Acquisition Sub: (A) shall promptly provide all information requested by any Governmental Entity in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement; and (B) shall use its commercially reasonable efforts to promptly take, and cause its Affiliates to take, all actions and steps necessary to obtain any clearance or approval required to be obtained from the U.S. Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of State, the U.S. Department of Defense, any state attorney general, any foreign competition authority or any other Governmental Entity in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement will require Parent, any of its Subsidiaries, Acquisition Sub or the Surviving Corporation to sell, hold separate, license or otherwise dispose of any assets, alter any of its business practices or conduct its business in a certain manner, enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to any assets or operations, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason.

(b) Without limiting the generality of anything contained in Section 5.4(a) or 5.4(c), each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Offer or the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Offer or the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding. In addition, except as may be prohibited by any Governmental Entity or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

(c) Without limiting the generality of anything contained in Section 5.4(a) or 5.4(b), Parent and Acquisition Sub shall use their commercially reasonable efforts to cause all Offer Conditions to be satisfied on a timely basis (to the extent the satisfaction of such Offer Conditions is within Parent’s or Acquisition Sub’s direct or indirect control) and, subject to Acquisition Sub’s right to extend the Offer pursuant to Section 1.1(d) and the satisfaction or waiver of the Offer Conditions, to cause Acquisition Sub to purchase Company Shares pursuant to the Offer on the earliest possible date.

5.5 Access. Upon reasonable notice, the Company shall afford Parent’s officers and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to the Company’s books and records and, during such period, the Company shall furnish promptly to Parent all readily available information concerning its business as Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection or other access, or to disclose any information, that in the reasonable judgment of the Company would: (a) result in the disclosure of any trade secrets of third parties; (b) violate any obligation of the Company with respect to confidentiality; (c) jeopardize protections afforded the Company under the attorney-client privilege or the attorney work product doctrine; (d) violate any Legal Requirement; or (e) materially interfere with the conduct of the Company’s business. All information obtained by Parent and its representatives pursuant to this Section 5.5 shall be treated as “Confidential Information” for purposes of the Confidentiality Agreement.

5.6 Interim Operations of Acquisition Sub. During the Pre-Closing Period, Acquisition Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

5.7 Publicity. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter the parties hereto shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated by this Agreement and prior to making any filings with any Governmental Entity with respect to the transactions contemplated by this Agreement; provided, however, that the Company need not consult with Parent in connection with any press release or public statement to be issued or made with respect to any Alternative Acquisition Proposal or with respect to any withdrawal of, modification to, amendment of or qualification to the Company Board Recommendation.

5.8 Stock Options. The Company shall take all action necessary to ensure that the vesting of each Company Option outstanding immediately prior to the Effective Time shall be accelerated in full immediately prior to the Effective Time, and each such Company Option, if not exercised immediately prior to the Effective Time, shall be canceled as of the Effective Time and shall thereafter represent the right to receive, at the Effective Time in consideration for such cancellation, an amount in cash equal to the product of: (i) the number of Company Shares subject to such Company Option immediately prior to the Effective Time; multiplied by (ii) the amount by which the Per Share Amount (or such greater cash amount as may have been paid to any holder of Company Shares pursuant to the Offer) exceeds the exercise price per share of Company Shares subject to such Company Option immediately prior to the Effective Time.

5.9 Other Employee Benefits.

(a) Parent agrees that all employees of the Company and its Subsidiaries who continue employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (“Continuing Employees”) shall, following the Effective Time, be eligible to participate in Parent’s employee benefit plans (including equity plans, profit sharing plans, severance plans and health and welfare benefit plans) available from time to time to substantially the same extent as similarly situated employees of Parent.

(b) Parent shall ensure that, as of the Effective Time, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, benefit accrual, vacation entitlement and severance benefits) for service with the Company or its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of Parent or the Surviving Corporation, as applicable, in which such employees became participants. As of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, credit to Continuing Employees the amount of unpaid vacation time that such employees had accrued (but not previously used) under any applicable Company Plan as of the Effective Time. With respect to each health or other welfare benefit plan maintained by Parent or the Surviving Corporation for the benefit of Continuing Employees, Parent shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Corporation, as applicable, for the plan year in which the Effective Time occurs.

(c) Parent shall cause the Surviving Corporation to assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company and its Subsidiaries.

(d) This Section 5.9 shall survive the Acceptance Time and shall also survive consummation of the Merger and the Effective Time. This Section 5.9 shall be binding on all successors and assigns of Parent and the Surviving Corporation.

5.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Acceptance Time, Parent will cause the Surviving Corporation and its Subsidiaries to fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to: (i) each indemnification agreement in effect between the Company or any of its Subsidiaries and any Indemnified Party (as defined in Section 5.10(f)); and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation, bylaws or other charter or organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement. The certificate of incorporation and bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company’s certificate of incorporation and bylaws on the date of this Agreement, and, from and after the Acceptance Time, such provisions shall not be amended, repealed or otherwise modified in any manner that could adversely affect the rights thereunder of any Indemnified Party.

(b) Without limiting the provisions of Section 5.10(a), during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, Parent shall indemnify and hold harmless each Indemnified Party against and from any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, Legal Proceeding, arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, Legal Proceeding, arbitration, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to: (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates as of and prior to the Effective Time; or (ii) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to the Company, the Surviving Corporation or Parent, as applicable, a written notice asserting a claim for indemnification under this Section 5.10(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, Legal Proceeding, arbitration, investigation or inquiry: (A) Parent will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, Parent will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto); (B) any counsel retained by the Indemnified Parties with respect to the defense thereof for any period after the Acceptance Time must be reasonably satisfactory to Parent; and (C) Parent will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received; provided, however, that no Indemnified Party will be liable for any settlement effected without his express written consent. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless counsel for any Indemnified Party determines in good faith that, under applicable standards of professional conduct, a conflict exists or is reasonably likely to arise on any material issue between the positions of any two or more Indemnified Parties. Notwithstanding anything to the contrary contained in this Section 5.10(b) or elsewhere in this Agreement, Parent agrees that it will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, Legal Proceeding, arbitration, investigation or inquiry for which indemnification may be sought under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from all liability arising out of such claim, Legal Proceeding, arbitration, investigation or inquiry.

(c) At the Effective Time, Parent shall cause to be obtained prepaid (or “tail”) directors’ and officers’ liability insurance policies for the benefit of the Indemnified Parties at the current coverage level and scope of liability insurance coverage as set forth in the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of this Agreement. Such “tail” insurance policies shall provide coverage through the sixth anniversary of the Effective Time.

(d) Parent and the Surviving Corporation jointly and severally agree to pay all expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in successfully enforcing their indemnity rights and other rights provided in this Section 5.10.

(e) This Section 5.10 shall survive the Acceptance Time and shall also survive consummation of the Merger and the Effective Time. This Section 5.10 is intended to benefit, and may be enforced by, the Indemnified Parties and their respective heirs, representatives, successors and assigns, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

(f) For purposes of this Agreement, each individual who is or was an officer or director of the Company at or at or at any time prior to the Acceptance Time shall be deemed to be an “Indemnified Party.”

Section 6. CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER

The obligation of each party to effect the Merger shall be subject to the satisfaction or waiver of the following conditions prior to the Effective Time:

6.1 Stockholder Approval. If adoption of this Agreement by the holders of Company Shares is required by applicable law, the Merger Agreement shall have been adopted by the requisite vote of such holders.

6.2 No Injunctions; Laws. No injunction shall have been issued by a court of competent jurisdiction and shall be continuing that prohibits the consummation of the Merger, and no law shall have been enacted since the date of this Agreement and shall remain in effect that prohibits the consummation of the Merger; provided, however, that prior to invoking this provision, each party shall use its commercially reasonable efforts to have any such injunction lifted.

6.3 Closing of Tender Offer. Acquisition Sub shall have purchased, or caused to be purchased, all Company Shares properly tendered pursuant to the Offer.

Section 7. TERMINATION

7.1 Termination. This Agreement may be terminated and the Merger may be abandoned (before or after the adoption of the Merger Agreement by the stockholders of the Company):

(a) by mutual consent of the Company (subject to Section 1.5) and Parent at any time prior to the Acceptance Time;

(b) by the Company prior to commencement of the Offer if Acquisition Sub shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within 20 business days after the date of this Agreement (provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to the Company if the failure to commence the Offer within 20 business days after the date of this Agreement is attributable to the failure of the Company or any of its Subsidiaries to perform any covenant in this Agreement required to be performed by the Company or any of its Subsidiaries at or prior to commencement of the Offer);

(c) by Parent or the Company at any time after June 30, 2007 and prior to the Acceptance Time if the Acceptance Time shall not have occurred on or before June 30, 2007 (provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party where the failure of such party (or any Affiliate of such Party) to fulfill any obligation under this Agreement has resulted in the failure of the Acceptance Time to have occurred on or before June 30, 2007);

(d) by Parent or the Company at any time prior to the Acceptance Time if there shall be any law enacted after the date of this Agreement and remaining in effect that makes the acceptance for payment of Company Shares tendered pursuant to the Offer illegal or that prohibits the Merger (except that if such law relates to an Antitrust Approval (as defined in Annex I), such law must be of a Significant Jurisdiction in order for any party hereto to terminate this Agreement), or any court of competent jurisdiction shall have issued a permanent injunction prohibiting the acceptance for payment of Company Shares tendered pursuant to the Offer or prohibiting the Merger and such injunction shall have become final and non-appealable; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d) if the issuance of any such injunction is attributable to the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant in this Agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Acceptance Time;

(e) by Parent or the Company if the Offer (as it may have been extended pursuant to Section 1.1) expires as a result of the non-satisfaction of any Offer Condition, or is terminated or withdrawn prior to the Acceptance Time, without Acquisition Sub having accepted for payment any Company Shares tendered pursuant to the Offer; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) if the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer is attributable to the failure of such party (or any Affiliate of such Party) to fulfill any obligations under this Agreement;

(f) by Parent at any time prior to the Acceptance Time if: (i) the Company’s Board of Directors shall have withdrawn, modified, amended or qualified, in a manner adverse to Parent, the Company Board Recommendation; or (ii) the Company shall have accepted or the Company’s Board of Directors shall have recommended any Alternative Acquisition Proposal;

(g) by the Company at any time prior to the Acceptance Time if: (i) the Company shall have accepted any Superior Proposal pursuant to Section 5.2; (ii) the Company has complied with Section 5.2 in all material respects in connection with such Superior Proposal; (iii) the Company has notified Parent, in writing at least three business days prior to accepting a Superior Proposal, of its intention to terminate this Agreement and to enter into a binding written agreement concerning such Superior Proposal and has negotiated with Parent during such three business day period to enable Parent to make a Revised Offer (as defined below), (iv) Parent has not made, within three business days of receiving such notice, a binding unconditional written offer to amend the terms of this Agreement (a “Revised Offer”) with terms that the Company’s Board of Directors determines, in good faith after consultation with the Company’s legal counsel and financial advisor, are as or more favorable to the stockholders of the Company from a financial point of view as or than such Superior Proposal, taking into account all of the terms and conditions of the Revised Offer and of the Superior Proposal and the likelihood of each being consummated on the terms so proposed and (v) the Company shall have paid Parent and Acquisition Sub the fee required by Section 7.3;

(h) by Parent at any time prior to the Acceptance Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in Section 3 such that the Offer Condition contained in clause “(a)” of Annex I would not be satisfied; (ii) Parent shall have delivered to the Company written notice of such Uncured Inaccuracy; and (iii) at least 45 days shall have elapsed since the date of delivery of such written notice to the Company and such Uncured Inaccuracy shall not have been cured in all material respects;

(i) by the Company at any time prior to the Acceptance Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or Acquisition Sub contained in Section 4 and such Uncured Inaccuracy would have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger or the Offer; (ii) the Company shall have delivered to Parent written notice of such Uncured Inaccuracy; and (iii) at least 45 days shall have elapsed since the date of delivery of such written notice to Parent and such Uncured Inaccuracy shall not have been cured in all material respects;

(j) by Parent at any time prior to the Acceptance Time if: (i) any material covenant of the Company contained in this Agreement shall have been breached such that the Offer Condition contained in clause “(b)” of Annex I would not be satisfied; (ii) Parent shall have delivered to the Company written notice of the breach of such covenant; and (iii) at least 45 days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; or

(k) by the Company if: (i) any material covenant of Parent or Acquisition Sub contained in this Agreement shall have been breached and such breach would have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger or the Offer; (ii) the Company shall have delivered to Parent written notice of the breach of such covenant; and (iii) at least 45 days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects;

provided, however, that notwithstanding anything to the contrary contained in this Section 7.1: (1) Parent shall not be permitted to terminate this Agreement pursuant to Section 7.1(h) or Section 7.1(j) if: (A) any material covenant of Parent or Acquisition Sub contained in this Agreement shall have been breached and such breach shall not have been cured in all material respects; or (B) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or Acquisition Sub contained in Section 4 and, in either case, such breach or Uncured Inaccuracy would have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger or the Offer; and (2) the Company shall not be permitted to terminate this Agreement pursuant to Section 7.1(i) or Section 7.1(k) if: (x) any material covenant of the Company contained in this Agreement shall have been breached in any material respect, and such breach shall not have been cured in all material respects; or (y) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in Section 3.

7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that: (a) this Section 7.2, Section 7.3 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect; and (b) the termination of this Agreement shall not relieve any party from any liability for any breach of any covenant contained in this Agreement.

7.3 Termination Fee and Expense Reimbursement.

(a) If: (i) this Agreement is validly terminated by Parent or the Company pursuant to Section 7.1(c) or 7.1(e); (ii) neither Parent nor Acquisition Sub shall have materially breached any of their representations, warranties or covenants under this Agreement in a manner that would have a material adverse effect on Parent’s or Acquisition Sub’s ability to consummate the Merger or Offer; (iii) at or prior to the time of the termination of this Agreement a third party shall have publicly disclosed an Alternative Acquisition Proposal (and such Alternative Acquisition Proposal shall not have been withdrawn prior to the time of the termination of this Agreement); (iv) in the case of a termination by Parent only, immediately prior to the termination of this Agreement, the number of Company Shares tendered (and not validly withdrawn) pursuant to the Offer shall not have satisfied the Minimum Condition; and (v) within one year after the date of termination of this Agreement, a third party consummates an acquisition (by means of a merger, consolidation, tender offer or otherwise) of more than 50% of the outstanding stock or the assets of the Company, then, within five business days after such acquisition is consummated, the Company shall cause to be paid to Parent, in cash, a termination fee in the amount of $23,000,000 less any amounts previously paid pursuant to Section 7.3(c).

(b) If: (i) this Agreement is validly terminated by Parent pursuant to Section 7.1(f) or by the Company pursuant to Section 7.1(g); and (ii) neither Parent nor Acquisition Sub shall have materially breached any of its representations, warranties or covenants under this Agreement in a manner that would have a material adverse effect on Parent’s or Acquisition Sub’s ability to consummate the Merger or Offer, then, within five business days after the termination of this Agreement in the event of a termination by Parent pursuant to Section 7.1(f), or prior to such termination in the event of a termination by the Company pursuant to Section 7.1(g), the Company shall cause to be paid to Parent, in cash, a termination fee in the amount of $23,000,000.

(c) If: (i) this Agreement is validly terminated by Parent or the Company pursuant to Section 7.1(c) or Section 7.1(e); (ii) the failure of Parent or Acquisition Sub (or any Affiliate of Parent or Acquisition Sub) to fulfill any obligation under this Agreement did not cause the failure of the Acceptance Time to have occurred on or before June 30, 2007; (iii) the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer is not attributable to the failure of Parent or Acquisition Sub (or any Affiliate of Parent or Acquisition Sub) to fulfill any obligations under this Agreement; (iv) neither Parent nor Acquisition Sub shall have materially breached any of its representations, warranties or covenants under this Agreement in a manner that would have a material adverse effect on Parent’s or Acquisition Sub’s ability to consummate the Merger or the Offer; and (v) the Minimum Condition was not satisfied on or prior to such termination, then, the Company shall cause to be paid to Parent, in cash, within 30 days after the receipt by the Company of a written request from Parent with supporting documents, an amount equal to all reasonable and documented out-of-pocket fees and expenses incurred by Parent in connection with the preparation and negotiation of this Agreement, due diligence efforts by Parent or otherwise in connection with the Offer and the Merger; provided, however, that the amount payable pursuant to this Section 7.3(c) shall in no event exceed $3,500,000, and no amount shall be payable pursuant to this Section 7.3(c) if a termination fee has been paid pursuant to Section 7.3(a).

Section 8. MISCELLANEOUS PROVISIONS

8.1 Amendment. Subject to Section 1.5, this Agreement may be amended with the approval of the respective parties at any time prior to the Effective Time; provided, however, that after any adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3 No Survival of Representations and Warranties. None of the representations and warranties of the Company contained in this Agreement, or contained in any certificate delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the Acceptance Time.

8.4 Entire Agreement; Counterparts. This Agreement, the other agreements referred to herein and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. Without limiting the generality of the foregoing: (a) Parent and Acquisition Sub acknowledge that the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3, and that they are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3; and (b) the Company acknowledges that Parent and Acquisition Sub have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 4, and that it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 4. This Agreement may be executed by facsimile and in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

8.5 Applicable Law; Jurisdiction. This agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. In any action among or between any of the parties arising out of or relating to this Agreement, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware.

8.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.7 Payment of Expenses. Whether or not Company Shares are purchased pursuant to the Offer and whether or not the Merger is consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby, including all attorneys’ and accountants fees and expenses; provided, however, that Parent and the Company shall share equally all fees and expenses incurred for the final printing and mailing of the Offer Documents, 14D-9 and Proxy Statement (including any preliminary materials related thereto) and any amendments or supplements thereto, as well as the filing fee of any documents required under the HSR Act or any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions. Nothing contained in this Agreement shall be deemed to limit the right or ability of any party to this Agreement to pay such expenses, as and when due and payable.

8.8 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and assigns. Except as set forth in Section 5.10 with respect to the Indemnified Parties, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.

8.9 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), two business days after delivery to such courier; (c) if sent by facsimile transmission before 5:00 p.m. in California, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission after 5:00 p.m. in California and receipt is confirmed, on the following business day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Acquisition Sub:

MDS Inc.

2700 Matheson Blvd. East, West Tower

Mississauga, Ontario, Canada L4W 4V9

Attention: Kenneth L. Horton

Facsimile: (416) 213-4222

with a copy to:

Ropes & Gray LLP

One International Place

Boston, MA 02110-2624

Attention: Joel F. Freedman, Esq.

William M. Shields, Esq.

Facsimile: (617) 951-7050

if to the Company:

Molecular Devices Corporation

1311 Orleans Drive

Sunnyvale, California 94089

Attention: Joseph D. Keegan, Ph.D.

Facsimile: (408) 747-3552

with a copy to:

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

Attention: Suzanne Sawochka Hooper, Esq.

Facsimile: (650) 849-7400

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

8.11 Obligation of Parent. Parent shall ensure that each of Acquisition Sub and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Acquisition Sub and the Surviving Corporation under this Agreement, and Parent shall be jointly and severally liable with Acquisition Sub and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

8.12 Disclosure. Nothing contained in this Agreement shall be deemed to limit the ability of the Company or its Board of Directors to make any disclosure if the Board of Directors determines in good faith (after consultation with counsel) that failure to do so would create a material risk of either: (a) a breach by the Company’s Board of Directors of its fiduciary duties to the Company’s stockholders; or (b) a violation of any Legal Requirement.

8.13 Construction

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.

(e) All references to a document or instrument having been made available to Parent shall be deemed to include the making available of such document or instrument to Parent’s counsel, to Parent’s financial advisor or to any other representative of Parent.

(f)	All references in this Agreement to “$” are intended to refer to U.S. dollars.

(g) Each reference in this Agreement to an “agreement,” “contract,” “understanding,” “arrangement,” “plan,” “offer” or “commitment” shall be deemed to refer only to an agreement, contract, understanding, arrangement, plan, offer or commitment that is legally binding.

(h) The schedule numbers contained in the Company Disclosure Schedule correspond to the section of this Agreement to which the disclosure contained therein relates. However, notwithstanding anything to the contrary contained in the Company Disclosure Schedule or in this Agreement, the information and disclosures contained in each part of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other parts of the Company Disclosure Schedule to the extent that it is reasonably apparent on the face of the Company Disclosure Schedule that such information and disclosures are relevant to such other parts of the Company Disclosure Schedule (whether or not a cross reference to such other parts is specifically made).

Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above.

MDS INC.

By: /s/ Stephen P. DeFalco

Name: Stephen P. DeFalco

Title: President and Chief Executive Officer

MONUMENT ACQUISITION CORP.

By: /s/ Stephen P. DeFalco

Name: Stephen P. DeFalco

Title: President

MOLECULAR DEVICES CORPORATION

By: /s/ Joseph D. Keegan

Name: Joseph D. Keegan, Ph.D.

Title: President and Chief Executive Officer

Annex I

Conditions of the Offer

Acquisition Sub shall not be obligated to accept for payment, and (subject to the rules and regulations of the SEC) shall not be obligated to pay for, any Company Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) unless, prior to the expiration of the Offer (as it may have been extended pursuant to Section 1.1(d) of the Agreement):

(1) there shall have been validly tendered and not validly withdrawn Company Shares that, considered together with all other Company Shares (if any) beneficially owned by Parent and its Affiliates, represent a majority of the total number of Company Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis including any unvested stock options that would vest by their terms (assuming continued service) on or before June 30, 2007, but disregarding any other unvested stock options and other unvested rights to acquire Company Shares);

(2) the waiting period under the HSR Act applicable to the purchase of Company Shares pursuant to the Offer shall have expired or otherwise been terminated; and

(3)	any Significant Required Governmental Approval (as defined below) shall have been obtained.

The condition set forth in clause “(1)” above is referred to as the “Minimum Condition.” For purposes of clause “(3)” above, “Significant Required Governmental Approval” shall mean any approval, waiver, consent or clearance required to be obtained by Parent, Acquisition Sub or the Company from any Governmental Entity in order to permit the acceptance for payment of Company Shares tendered pursuant to the Offer; provided, however, that with respect to any approval, waiver, consent or clearance pursuant to any antitrust, competition, pre-merger notification, merger control or other similar law (the “Antitrust Approvals”), Significant Required Governmental Approval shall only include any Antitrust Approval required from any Governmental Entity in the United States, Canada and any other jurisdictions in which: (A) Parent and its Subsidiaries, taken as a whole, have material assets, revenues or operations; (B) the Company and its Subsidiaries, taken as a whole, have material assets, revenues or operations; (C) the failure to obtain such Antitrust Approval would materially and adversely affect Parent and its Subsidiaries, taken as a whole; or (D) the failure to obtain such Antitrust Approval could reasonably be expected to result in criminal liability (collectively, the “Significant Jurisdictions”)

Furthermore, Acquisition Sub shall not be required to accept for payment, and (subject to the rules and regulations of the SEC) shall not be obligated to pay for, any Company Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if, upon the expiration of the Offer (as it may have been extended pursuant to Section 1.1(d) of the Agreement) and before acceptance of such Company Shares for payment, any of the following conditions exists and is continuing and has not resulted directly or indirectly from any breach by Parent or Acquisition Sub of the Agreement:

(a) (i) there shall be Uncured Inaccuracies in one or more representations and warranties of the Company set forth in Section 3 of the Agreement (as such representations and warranties would read, solely for purpose of this clause “(a),” without any qualifications as to “materiality” or “Company Material Adverse Effect” included therein) that, considered collectively, constitute a Company Material Adverse Effect, (ii) material Uncured Inaccuracies in the representations and warranties of the Company set forth in Sections 3.3 (except for the last sentence of Section 3.3(a)) and the final clause beginning with “subject to” of Section 3.18, or (iii) Uncured Inaccuracies in the representations and warranties of the Company set forth in Sections 3.18 (except for the final clause beginning with “subject to”), 3.19 or 3.21;

(b) the covenants of the Company contained in the Agreement that are required to have been performed by the Company prior to the Acceptance Time shall not have been performed in all material respects;

(c) there shall be any Legal Requirement in effect that: (i) prohibits the acceptance for payment of Company Shares tendered pursuant to the Offer, (ii) prohibits the consummation of the Merger or (iii) seeks to prohibit or impose any material limitations on Parent’s or Acquisition Sub’s Ownership or operation of the Company or any material portion of its assets or business, in each case other than a Legal Requirement requiring an Antitrust Approval in a jurisdiction other than a Significant Jurisdiction;

(d) there shall be pending before any court of competent jurisdiction any Legal Proceeding commenced by a Governmental Entity against the Company, Parent or Acquisition Sub that: (i) seeks to prohibit the acceptance for payment of Company Shares tendered pursuant to the Offer, (ii) seeks to prohibit the consummation of the Merger or (iii) seeks to prohibit or impose any material limitations on Parent’s or Acquisition Sub’s ownership or operation of the Company or any material portion of its assets or business;

(e) since the date of this Agreement, there shall have occurred a Company Material Adverse Effect; or

(f) the Agreement shall have been validly terminated in accordance with Section 7 of the Agreement.

The foregoing conditions are for the sole benefit of Parent and Acquisition Sub, may be asserted by Parent or Acquisition Sub regardless of the circumstances giving rise to such condition except as provided by the Agreement, and may be waived by Parent or Acquisition Sub in whole or in part at any time and from time to time and in the sole discretion of Parent or Acquisition Sub, subject in each case to the terms of the Agreement. Subject to the terms of the Agreement, the failure by Parent or Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Exhibit A

Certain Definitions

For purposes of the Agreement (including Annex I and this Exhibit A):

Affiliate. A Person shall be deemed to be an “Affiliate” of another Person if such Person directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such other Person.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, together with Annex I and this Exhibit A, as such Agreement and Plan of Merger (including Annex I and this Exhibit A) may be amended from time to time.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Company IP. “Company IP” shall mean all material IP Rights that are owned by, or that another Person has an obligation to assign to, the Company and its Subsidiaries and that are necessary to enable the Company to conduct its business substantially in the manner in which its business is currently being conducted, whether or not such rights are registered, recorded, or associated with an issued patent.

Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any event, change, circumstance or state of facts (each, an “Effect”) that, individually or in the aggregate when taken together with all other Effects, has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether a Company Material Adverse Effect exists: (A) any adverse Effect that results from general economic, financial or market conditions to the extent that such Effect does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole; (B) any adverse Effect relating to any of the industries or industry sectors in which the Company or any of its Subsidiaries operates to the extent that such Effect does not have a materially disproportionate impact the Company and its Subsidiaries, taken as a whole; (C) any adverse Effect arising from or otherwise relating to fluctuations in the value of any currency; (D) any adverse Effect arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event to the extent that such Effect does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole; (E) any adverse Effect (including any loss of employees, any cancellation of or delay in customer orders or any litigation) arising from or otherwise relating to the announcement or pendency of the Agreement, the Offer or the Merger; (F) the failure of the Company to meet internal or analysts’ expectations or projections, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect exists); (G) any adverse Effect arising from or otherwise relating to any action taken by the Company or any of its Subsidiaries with Parent’s consent or required by the Agreement; (H) any adverse Effect arising from or otherwise relating to any action taken by the Company that is necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated hereby (excluding any action not required to be taken by the Company pursuant to the last sentence of Section 5.4(a)); (I) a decline in the Company’s stock price, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such decline may be taken into account in determining whether a Company Material Adverse Effect exists); or (J) solely for purposes of clauses “(a)” and “(e)” of Annex I, any adverse Effect that is reasonably foreseeable to result from any Effect disclosed in Parts 3.6(a)(iv), 3.6(b)(ii), 3.8(b), 3.20 and 3.25 of the Company Disclosure Schedule.

Company Option Plans. “Company Option Plans” shall mean the following stock option plans of the Company, as amended: (a) 2005 Equity Incentive Plan, (b) 2001 Stock Option Plan, (c) 1995 Stock Option Plan, (d) 1995 Non-Employee Director’s Stock Option Plan, (e) LJL BioSystems 1997 Stock Plan, (f) Axon Instruments, Inc. 2001 Equity Incentive Plan and (g) Axon Instruments, Inc. 1993 Stock Plan.

Company Options. “Company Options” shall mean options to purchase Company Shares from the Company, whether granted by the Company pursuant to the Company Option Plans or otherwise.

Company Rights. “Company Rights” shall mean the rights issued pursuant to the Company Rights Agreement.

Company Rights Agreement. “Company Rights Agreement” shall mean the Rights Agreement dated as of October 25, 2001, between the Company and EquiServe Trust Company, N.A., as Rights Agent.

Company Shares. “Company Shares” shall mean shares of common stock, $0.001 par value per share, of the Company. Except where the context otherwise requires, all references in the Agreement to Company Shares shall include the associated Company Rights.

Continuing Director. “Continuing Director” shall mean any member of the Board of Directors, while such person is a member of the Board of Directors of the Company, who is not an Affiliate, representative or designee of Parent or Acquisition Sub and was a member of the Board of Directors of the Company prior to the date of the Agreement, and any successor of a Continuing Director while such successor is a member of the Company’s Board of Directors, who is not an Affiliate, representative or designee of Parent or Acquisition Sub and was recommended or elected to succeed such Continuing Director by a majority of Continuing Directors.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

Environmental Law. “Environmental Law” shall mean all foreign, federal, state and local laws, regulations, rules and ordinances relating to pollution or protection of human health or the environment.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

GAAP. “GAAP” shall mean United States generally accepted accounting principles.

Governmental Authorization. “Governmental Authorization” shall mean any permit, license, registration, qualification or authorization granted by any Governmental Entity.

Governmental Entity. “Governmental Entity” shall mean any federal, state. local or foreign governmental authority as well as private arbitral authorities whose orders are binding.

Hazardous Substances. “Hazardous Substances” shall mean any substance, whether solid, liquid or gaseous, which is listed, defined or regulated as a “hazardous substance,” “hazardous waste,” “oil,” “pollutant,” “toxic substance,” “hazardous material,” or “contaminant” or is otherwise classified as hazardous or toxic, in or pursuant to any Environmental Laws, including substances containing any asbestos, polychlorinated biphenyls or petroleum compounds.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

IP Rights. “IP Rights” shall mean intellectual property rights, however denominated throughout the world, including: (i) patents and patent applications of all types; (ii) industrial property rights; (iii) trademarks, trade names and service marks; (iv) copyrights, mask works and proprietary works of authorship; (v) trade secrets; and (vi) computer software (in any code format).

Latest Balance Sheet. “Latest Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2006, which is included in the Company’s Report on Form 10-Q filed with the SEC for the fiscal quarter ended September 30, 2006.

Legal Proceeding. “Legal Proceeding” shall mean any lawsuit, court action or legal, governmental, administrative or arbitration proceeding.

Legal Requirement. “Legal Requirement” shall mean any law, rule, obligation, duty, regulation, statute, ordinance, judgment, decree, order, writ or injunction of, or adopted, promulgated or imposed by, any Governmental Entity.

Permitted Encumbrances. “Permitted Encumbrances” shall mean: (a) liens for taxes not yet due and payable; (b) liens, encumbrances or imperfections of title, other than mortgages and other voluntary monetary liens and encumbrances, that have arisen in the ordinary course of business and that do not materially adversely affect the current use or value of the properties or assets subject thereto or affected thereby; (c) liens, encumbrances or imperfections of title resulting from or otherwise relating to any of the contracts referred to in the Company Disclosure Schedule that do not materially adversely affect the current use or value of the properties or assets subject thereto or affected thereby; (d) liens, encumbrances or imperfections of title relating to liabilities reflected in the financial statements (including any related notes) contained in the Company SEC Documents; and (e) liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the Securities Act and the securities laws of the various states of the United States or foreign jurisdictions.

Person. “Person” shall mean any individual or Entity.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Software. “Software” means all (i) computer programs, software applications and code, including software implementations of algorithms, models and methodologies, and source code and object code, and (ii) software development and design tools, and software libraries and compilers.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body; or (b) at least 50% of the outstanding equity interests issued by such Entity.

Superior Proposal. “Superior Proposal” means any bona fide, written Alternative Acquisition Proposal made by a third party without resulting from a breach of Section 5.2 of the Agreement by the Company, which, if consummated, would result in a third party owning, directly or indirectly, all or substantially all of the outstanding Company Shares or all or substantially all the consolidated assets of the Company and its Subsidiaries, and which Alternative Acquisition Proposal the Company’s Board of Directors determines in good faith, after consultation with its legal counsel and financial advisor and taking into account all of the terms and conditions of such Alternative Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (i) is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by the Agreement and the Offer (including any changes to the terms of the Agreement or the Offer proposed by Parent prior to the time of such determination in response to such Alternative Acquisition Proposal or otherwise), (ii) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party) and (iii) is reasonably capable of being completed on the terms proposed without unreasonable delay, taking into account all financial, legal, regulatory and other aspects of such Alternative Acquisition Proposal.

Uncured Inaccuracy. There shall be deemed to be an “Uncured Inaccuracy” in a representation or warranty of a party to the Agreement as of a particular date only if such representation or warranty shall be inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty shall not have been cured in all material respects since such date; provided, however, that if such representation or warranty by its terms speaks as of the date of the Agreement or as of another particular date, then there shall not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty shall have been inaccurate as of such date, and the inaccuracy in such representation or warranty shall not have been cured in all material respects since such date.